UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Comverge, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

205859101
(Cusip Number)

February 24, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	Page 2

1	NAMES OF REPORTING PERSONS
Partners for Growth III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-4085062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,346,154 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,346,154 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,346,154 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 205859101	Page 3

1	NAMES OF REPORTING PERSONS
Partners for Growth III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
27-1477996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,346,154 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,346,154 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,346,154 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 205859101	Page 4

1	NAMES OF REPORTING PERSONS
Andrew Kahn

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,346,154 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,346,154 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,346,154 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 205859101	Page 5

1	NAMES OF REPORTING PERSONS
Donald M. Campbell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,346,154 (See Item 4)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,346,154 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,346,154 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a). Name of Issuer

Comverge, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

5390 Triangle Parkway, Suite 300, Norcross, GA 30092.

Item 2(a). Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Partners for Growth, LLC, a Delaware limited liability company (“PFGLLC”)
Partners for Growth III, L.P., a Delaware limited partnership (“PFG3”)
Andrew Kahn
Donald M. Campbell

Item 2(b). Address or principal business office or, if none, residence:

The principal business address of each Reporting Person is 150 Pacific Avenue, San Francisco, CA 94111.

Item 2(c). Citizenship:

Reference is hereby made to response number 4 on each of pages 2-5 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

Item 2(d). Title and Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP No.:

205859101

Item 3.

Not applicable.

Item 4. Ownership

Reference is hereby made to responses 5-9 and 11 on pages 2 - 5 of this Schedule, which responses are incorporated herein by reference.

The securities to which this Schedule relates (the “Shares”) are issuable upon conversion of the Amended and Restated Senior Convertible Promissory Note (the “Note”), held by PFG3 pursuant to that certain Loan and Security Agreement (the “Loan Agreement”), dated as of November 5, 2010, by and among the Issuer, PFG3 and various other parties thereto, as amended by Modification No. 1 to Loan and Security Agreement, dated as of March 31, 2011, by and between the Issuer, PFG3 and various other parties thereto. The initial conversion price of the Note was $9.41 per Share.

SVB Financial Group (“SVBFG”), the parent company of Silicon Valley Bank, held an equitable interest (the “SVB Interest”) in fifty-five percent of the aggregate principal amount of the Note held by PFG3 (the “PFG Amount”), pursuant to a participation arrangement between SVBFG, Silicon Valley Bank, PFGLLC and PFG3. SVBFG has no power or authority to cause the purchase, sale or disposition of the Note, or to vote any of the Shares issuable upon conversion thereof.

PFG3 sold $7,650,000 aggregate principal amount of the PFG Amount to Grace Bay Holdings II, LLC (“Grace Bay”) pursuant to that certain Assignment and Assumption Agreement, dated as of February 24, 2012 (the “Assignment Agreement”), and was designated as collateral agent for the lenders and sub-agent for Grace Bay, in each case pursuant to the Assignment Agreement. Proceeds from the sale to Grace Bay were used by PFG3 to extinguish the SVB Interest in the PFG Amount under the Participation Agreement. SVBFG disclaims all beneficial ownership as to the Shares.

On March 2, 2012, PFG3 gave notice of its right under the Assignment Agreement to put its remaining interest in the Note to Grace Bay (the “Put”). Grace Bay has five (5) business days from the date of the notice within which to deliver consideration in settlement of the Put, and the date of such delivery is deemed the effective date of the sale and assignment of PFG3’s remaining interest in the Note to Grace Bay (the “Put Effective Date”). From and after the Put Effective Date, none of the Reporting Persons will have any voting or dispositive control over the Notes or the Shares. As of the date hereof, the PFG3 Amount equals $7,350,000 in aggregate principal amount of the Note, convertible into 1,346,154 Shares at a conversion price of $5.46 per Share.

PFGLLC, as PF3’s general partner, and Andrew Kahn and Donald M. Campbell, as controlling members and Managers of PFGLLC, may be deemed to beneficially own the Shares for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that PFG3, PFGLLC, Andrew Kahn or Donald M. Campbell are or were, for any other purpose, the beneficial owners of any of the Shares, and each of PFG3, PFGLLC, Andrew Kahn or Donald M. Campbell disclaims all beneficial ownership as to the Shares, except to the extent of his or its pecuniary interests therein, if any.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities may be deemed the “beneficial owners” of some or all of the Shares insofar as they may be deemed to share the power to direct the voting or disposition of the Shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is or was, for any purpose, the beneficial owner of any of the Shares, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in response number 11 on each of pages 2 - 5 was derived from the Issuer’s Prospectus Supplement to the Prospectus Dated November 10, 2009, filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2011, in which the Issuer stated that the number of shares of its common stock outstanding as of December 1, 2011 was 25,430,700 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Reference is hereby made to Item 4 of this Schedule, which Item is hereby incorporated by reference herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

PARTNERS FOR GROWTH III, L.P.
By: Partners for Growth III, LLC
Its: General Partner

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

PARTNERS FOR GROWTH III, LLC

By:	/s/ Andrew Kahn
Name:	Andrew Kahn
Its:	Manager

/s/ Andrew Kahn
Andrew Kahn

/s/ Donald M. Campbell
Donald M. Campbell

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Joint Filing Agreement, dated as of March 5, 2012, by and among each of the Reporting Persons.

Exhibit 99.2	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC.

Exhibit 99.3	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries, and Partners for Growth III, LP (incorporated by reference to Exhibit 10.47 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed by the Issuer with the SEC on March 9, 2011).

Exhibit 99.4	Modification No. 1 to Loan and Security Agreement (“Modification”), dated as of March 31, 2011, by and between Partners for Growth III, LP, and each of Comverge, Inc., Alternative Energy Resources, Inc., Enerwise Global Technologies, Inc., Comverge Giants, LLC, Public Energy Solutions, LLC, Public Energy Solutions NY, LLC, and Clean Power Markets, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, filed by the Issuer with the SEC on May 5, 2011).

Exhibit 99.5	Powers of Attorney for the Reporting Persons.